October 12, 2023
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549
ATTN: Document Control – EDGAR
RE:
Initial Registration Statement on Form N-6
RiverSource Variable Life Separate Account
Investment Company Act No. 811-04298
RiverSource Variable Universal Life 6 Insurance
(Offered for policy applications signed on or after January 12, 2024)
Accession Number: 0001193125-23-231644
Dear Commissioners:
On behalf of RiverSource Variable Life Separate Account (“Registrant”), RiverSource Life Insurance Company (“Company”), we hereby request that the above-referenced registration statement filed on Form N-6 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”).
This Registration Statement was filed with the Commission on September 8, 2023. We represent that no securities were sold in connection with the proposed offering outlined in the Registration Statement.
If you have any questions or comments, please call me at (612) 678-5337. Thank you for your attention to this matter.
Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood Assistant General Counsel and Assistant Secretary